UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 3, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On May 5, 2016, Denbury Resources Inc. (the "Company") issued a press release announcing its 2016 first quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended (the "1933 Act"), or the 1934 Act, regardless of any general incorporation language in any such document.

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

The information in Item 8.01 below is incorporated by reference into this Item 3.02.

Section 8 – Other Events

Item 8.01 – Other Events

On May 3, 2016, the Company issued a press release announcing that it had entered into privately negotiated exchange agreements with holders of $839.4 million in aggregate principal amount of its outstanding senior subordinated notes (the "Old Notes") to exchange that principal amount of Old Notes for $482.9 million in aggregate principal amount of the Company's new 9% Senior Secured Second Lien Notes due 2021 (the "New Notes") and 33.6 million shares of the Company's common stock, par value $0.001 per share (the "Shares"). A copy of the press release is filed as Exhibit 99.2 hereto and incorporated by reference herein.

On May 4, 2016, the Company entered into additional privately negotiated exchange agreements with holders of Old Notes who entered into exchanges on May 3, 2016 or who needed additional time to complete necessary documentation. Pursuant to the exchange agreements entered into this week, the Company will exchange $531.2 million in aggregate principal amount of New Notes and 36.9 million Shares for $922.6 million in principal amount of Old Notes, consisting of $126.6 million in aggregate principal amount of its outstanding 6⅜% Senior Subordinated Notes due 2021, $351.7 million in aggregate principal amount of its outstanding 5½% Senior Subordinated Notes due 2022 and $444.3 million in aggregate principal amount of its 4⅝% Senior Subordinated Notes due 2023. The Company expects that the exchanges will close on May 10, 2016, subject to customary closing conditions. The New Notes and Shares are being offered in reliance on the exemption from registration under the 1933 Act provided by Section 4(a)(2) therein.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated May 5, 2016.
99.2*	Denbury Press Release, dated May 3, 2016.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: May 5, 2016   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated May 5, 2016.
99.2	Denbury Press Release, dated May 3, 2016.



Denbury

News

DENBURY REPORTS FIRST QUARTER 2016 RESULTS

PLANO, TX – May 5, 2016 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced an adjusted net loss[1] (a non-GAAP measure) of $9 million for the first quarter of 2016, or $0.03[1][2] per diluted share. On a GAAP basis, the Company recorded a net loss of $185 million, or $0.53 per diluted share. Adjusted net loss[1] for the first quarter of 2016 differs from the GAAP measure of net loss primarily due to the exclusion of (1) a $256 million ($160 million after tax) write-down of oil and natural gas properties, (2) a $95 million ($59 million after tax) gain on debt extinguishment, and (3) a $95 million ($59 million after tax) loss on noncash fair value adjustments on commodity derivatives[1] (a non-GAAP measure).

Sequential and year-over-year comparisons of selected quarterly financial items are shown in the following table:

	Quarter Ended		
($ in millions, except per-share and unit data)	March 31, 2016	Dec. 31, 2015	March 31, 2015
Net loss	$ (185)	$ (885)	$ (108)
Adjusted net income (loss)[1] (non-GAAP measure)	(9)	(3)	23
Net loss per diluted share	(0.53)	(2.56)	(0.31)
Adjusted net income (loss) per diluted share[1][2] (non-GAAP measure)	(0.03)	(0.01)	0.07
Cash flows from operations[3]	2	165	138
Adjusted cash flows from operations[1][4] (non-GAAP measure)	57	129	195
Revenues	$ 194	$ 266	$ 304
Receipt on settlements of commodity derivatives	72	78	148
Revenues and commodity derivative settlements combined	$ 266	$ 344	$ 452
Average realized oil price per barrel (excluding derivative settlements)	$ 30.71	$ 40.41	$ 46.02
Average realized oil price per barrel (including derivative settlements)	42.71	52.67	69.28
Lease operating expenses per BOE	16.23	19.31	21.08
Total production (BOE/d)	69,351	72,002	74,356

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2) Calculated using average diluted shares outstanding of 352.1 million for the three months ended March 31, 2015.
(3) Includes severance-related payments associated with the 2016 workforce reduction of approximately $9 million during the three months ended March 31, 2016. Excluding severance-related payments, this amount would have been $66 million.
(4) Adjusted cash flows from operations reflects cash flows from operations before working capital changes.

Adjusted net loss[1] for the first quarter of 2016 decreased $6 million on a sequential-quarter basis and $32 million when compared to the prior-year first quarter. The changes during both comparative periods were primarily driven by lower oil revenues in the first quarter of 2016 as a result of the decline in realized oil prices and a reduction in receipt on settlements from the Company's derivative contracts. These decreases were partially offset by reductions in lease operating costs, depletion, depreciation and amortization, general and administrative expenses, and taxes other than income. Adjusted cash flows from operations[1][2] (a non-GAAP measure) decreased $72 million on a sequential-quarter basis and decreased $138 million from the level in the prior-year first quarter, primarily as a result of lower revenues and hedging receipts, offset in part by a decrease in many of the Company's operating expenses.

MANAGEMENT COMMENT

Phil Rykhoek, Denbury's President and CEO, commented, "I am very pleased with our first quarter results as we maintained our focus on our core objectives for 2016, which include lowering costs, preserving cash and liquidity, and reducing leverage. Although the oil commodities market has improved slightly, we are continuing to operate under the assumption that prices could stay low for an extended period of time.

"Most significantly this quarter, our normalized per-barrel operating expenses came down for the ninth consecutive quarter, to $16.23 per barrel of oil equivalent ("BOE"). This substantial decrease of 16% from the prior quarter is largely due to cost reductions across all of our lease operating expense categories, coupled with the impact of shutting in uneconomic wells during the last part of 2015 and early 2016. We continue to focus on every aspect of our operations to reduce lease operating expenses, which we expect to average between $17.00 and $18.50 per BOE for 2016, as we anticipate higher workover levels and gradual production declines for the remainder of the year. In addition, we continued to work on reducing our general and administrative expenses during the first quarter, and expect to see the full magnitude of those savings in the second quarter. Our costs are definitely moving in the right direction.

"As we stated on our fourth quarter call, we have been actively looking for opportunities to monetize the discount the market has placed on our subordinated debt to improve our balance sheet without sacrificing liquidity. During the first quarter, we spent approximately $56 million drawn under our bank credit facility to repurchase over $152 million of our outstanding senior subordinated notes on the open market, resulting in a net debt reduction of $97 million. These repurchases allowed us to extinguish this debt at an average price of 36 cents on the dollar. This week, we entered into private transactions with a small group of our debt holders, swapping a new second lien note plus equity for their subordinated debt,

---

[1] A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
[2] Adjusted cash flows from operations reflects cash flows from operations before working capital changes.

which will result in additional net debt reduction of $391 million. This is a significant positive series of transactions, and under our bank credit agreement we still have $469 million of junior lien capacity available for potential future use, depending on market conditions."

PRODUCTION

Denbury's total production for the first quarter of 2016 averaged 69,351 BOE per day ("BOE/d"), including 40,464 barrels per day ("Bbls/d") from tertiary properties and 28,887 BOE/d from non-tertiary properties. Total production during the first quarter of 2016 decreased 4% sequentially and 7% when compared to the first quarter of 2015. The decline was primarily due to natural production declines based upon the Company's current investment level, coupled with production shut-in due to economics, as oil prices declined further during the quarter. The Company estimated approximately 2,800 BOE/d of production was shut-in as of March 31, 2016 attributable to uneconomic wells, resulting in a decrease to quarterly production of approximately 1,100 BOE/d. The Company estimates that approximately one-half of the production currently shut-in is profitable at $50 per Bbl, approximately two-thirds at $60 per Bbl, with the remainder requiring an oil price in excess of $60 per Bbl in order to be economic. These decreases were partially offset by production increases at Bell Creek Field in the Rocky Mountain region. First quarter of 2016 production was 95% oil, consistent with oil production in the same prior-year period.

Tertiary oil production during the first quarter of 2016 decreased 2%, or 713 Bbls/d, on a sequential-quarter basis and 3%, or 1,363 Bbls/d, from the first quarter of 2015. On a sequential-quarter basis, the decrease was primarily driven by natural production declines, partially offset by increased production at Bell Creek Field in the Rocky Mountain region.

Non-tertiary oil-equivalent production was down 6%, or 1,938 BOE/d, on a sequential-quarter basis and 11%, or 3,642 BOE/d, from first quarter of 2015. This decrease was primarily due to wells shut-in for economics as well as natural production declines.

REVIEW OF FINANCIAL RESULTS

Oil and natural gas revenues, excluding the impact of derivative contracts, decreased 37% when comparing the first quarters of 2016 and 2015, primarily due to a 30% decline in realized commodity prices and a 7% decrease in production. Denbury's average realized oil price per Bbl, excluding derivative settlements, was $30.71 in the first quarter of 2016, compared to $40.41 in the fourth quarter of 2015 and $46.02 in the prior-year first quarter. Including derivative settlements, Denbury's average realized oil price per Bbl was $42.71 in the first quarter of 2016, compared to $52.67 in the fourth quarter of 2015 and $69.28 in the prior-year first quarter. The oil price realized relative to NYMEX oil prices (the Company's NYMEX oil price differential) in the first quarter of 2016 was $3.02 per Bbl below NYMEX prices, compared to a differential of $1.74 per Bbl below NYMEX in the fourth quarter of 2015 and $2.81 per Bbl below

NYMEX in the first quarter of 2015, largely due to lower premiums associated with production sold at the Light Louisiana Sweet index.

The Company's total lease operating expenses in the first quarter of 2016 averaged $16.23 per BOE, a decrease of 16% from the $19.31 per-BOE average in the fourth quarter of 2015 and 23% from the $21.08 per-BOE average in the first quarter of 2015. This reduction in lease operating costs represents decreases across all lease operating expense categories and is primarily due to the Company's cost reduction initiatives, combined with the impact of shutting in uneconomic wells during the last part of 2015 and early 2016.

Taxes other than income, which includes ad valorem, production, and franchise taxes, decreased $4 million on a sequential-quarter basis and decreased $7 million from the prior-year first quarter level. The levels of taxes other than income during most periods are generally aligned with fluctuations in oil and natural gas revenues.

General and administrative expenses were $34 million in the first quarter of 2016, which includes severance-related payments of $9 million associated with a workforce reduction in late-February 2016. Excluding these severance payments, general and administrative expenses were $25 million ($3.90 per BOE), representing a $22 million (47%) reduction from the prior-year first quarter level. This reduction is due largely to an approximate 27% reduction in headcount since March 31, 2015, which has resulted in lower employee compensation and related costs.

Interest expense, net of capitalized interest, increased to $42 million in the first quarter of 2016, compared to $40 million in the first quarter of 2015, primarily due to a decrease in capitalized interest during the period which more than offset the decrease in cash interest due to a $290 million decrease in average debt outstanding. Capitalized interest during the first quarter of 2016 was $6 million, compared to $8 million in the prior-year first quarter, due to reduced development activity.

As a result of the continued decrease in commodity pricing from fourth quarter 2014 levels, the Company recognized full cost pool ceiling test write-downs of $256 million and $146 million during the first quarters of 2016 and 2015, respectively. In determining these write-downs, the Company is required to use the average rolling first-day-of-the-month oil and natural gas prices for the preceding 12 months, after adjustments for market differentials by field. The preceding 12-month price averaged $44.03 per Bbl for crude oil and $2.22 per thousand cubic feet ("Mcf") for natural gas for the period ended March 31, 2016, down from $48.11 per Bbl for crude oil and $2.45 per Mcf for natural gas for the period ended December 31, 2015.

Denbury's overall depletion, depreciation, and amortization ("DD&A") rate was $12.26 per BOE in the first quarter of 2016, compared to $22.41 per BOE in the prior-year first quarter and $16.96 per BOE in the fourth quarter of 2015, with the decreases primarily driven by a reduction in depletable costs resulting from the full cost pool ceiling test write-downs recognized during 2015 and an overall reduction in future development costs, partially offset by reductions in proved oil and natural gas reserve quantities.

Receipts on settlements of oil and natural gas derivative contracts were $72 million in the first quarter of 2016, compared to receipts of $78 million in the fourth quarter of 2015 and receipts of $148 million in the prior-year first quarter. These settlements resulted in an increase in average net realized prices of $11.44 per BOE in the first quarter of 2016, an increase of $11.84 per BOE in the fourth quarter of 2015, and an increase of $22.19 per BOE in the first quarter of 2015.

Denbury's effective tax rate for the first quarter of 2016 was 33.9%, down from 37.4% in the prior-year first quarter. The effective tax rate for the first quarter of 2016 was lower than the Company's statutory rate of 38% primarily due to the impact of a tax shortfall on the Company's stock-based compensation deduction (e.g., compensation expense recognized in the financial statements was greater than the actual compensation realized, resulting in a shortfall in the income tax deduction for stock awards that vested during the quarter).

2016 CAPITAL BUDGET AND ESTIMATED PRODUCTION

The Company's 2016 capital budget, excluding acquisitions and capitalized interest, remains unchanged from the previously disclosed amount of $200 million. The capital budget consists of approximately $145 million of tertiary, non-tertiary, and CO_2 supply and pipeline projects, plus approximately $55 million of estimated capitalized costs (including capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs). Of this combined capital expenditure amount, approximately $52 million (26%) has been incurred through the first quarter of 2016. Denbury's estimated 2016 production is also unchanged from previously disclosed estimates of between 64,000 and 68,000 BOE/d.

BANK CREDIT FACILITY AND OTHER LONG-TERM DEBT

As of March 31, 2016, the Company had $310 million outstanding under its senior secured bank credit facility, an increase of $135 million from the level outstanding as of December 31, 2015. The increase in borrowings includes $56 million utilized to repurchase over $152 million in aggregate principal amount of senior subordinated notes in open-market transactions, with the remainder primarily used for working capital outflows in the first quarter of 2016 associated with accrued compensation, ad valorem taxes and semi-annual interest payments on the Company's senior subordinated notes.

During the first week of May 2016, the Company entered into privately negotiated exchange agreements to exchange $923 million in aggregate principal amount of its outstanding senior subordinated notes for $531 million in aggregate principal amount of the Company's new 9% Senior Secured Second Lien Notes due 2021 plus 37 million shares of the Company's common stock. These amounts have been updated from the amounts discussed in the Company's May 3, 2016 press release to reflect additional amounts exchanged by holders who entered into May 3rd exchanges or who needed to complete necessary documentation in process. Combined with the repurchases of senior subordinated notes in open-market transactions during February and March 2016, these transactions will result in a net reduction of the Company's debt of approximately $488 million.

CONFERENCE CALL AND ANNUAL MEETING INFORMATION

Denbury management will host a conference call to review and discuss first quarter 2016 financial and operating results, as well as financial and operating guidance for the remainder of 2016, today, Thursday, May 5, at 10:00 A.M. (Central). Additionally, Denbury has published presentation materials which will be referenced during the conference call. Individuals who would like to participate should dial 800.230.1096 or 612.332.0725 ten minutes before the scheduled start time. To access a live webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website, and a telephonic replay will be accessible for at least one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 324021.

Denbury's 2016 Annual Meeting of Stockholders will be held on Tuesday, May 24, 2016, at 8:00 A.M. (Central), at Denbury's corporate offices located at 5320 Legacy Drive, Plano, Texas.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimated 2016 production and capital expenditures, estimated cash generated from operations in 2016, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of

today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

Following are unaudited financial highlights for the comparative three month periods ended March 31, 2016 and 2015 and the three month period ended December 31, 2015. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings, with additional required disclosures included in the Company's Form 10-Q:

| | | Three Months Ended | | |
| | | March 31, | | Dec. 31, |
In thousands, except per-share data		2016	2015	2015
Revenues and other income				
Oil sales	$	184,816 $	292,270 $	254,294
Natural gas sales		2,987	5,200	3,983
CO_2 sales and transportation fees		6,272	6,972	7,358
Interest income and other income		769	3,207	3,982
Total revenues and other income		194,844	307,649	269,617
Expenses				
Lease operating expenses		102,447	141,084	127,887
Marketing and plant operating expenses		13,194	11,685	15,388
CO_2 discovery and operating expenses		607	947	1,648
Taxes other than income		20,092	26,679	24,151
General and administrative expenses		33,901	46,280	27,430
Interest, net of amounts capitalized of $5,780, $8,409 and $6,918, respectively		42,171	40,099	40,081
Depletion, depreciation, and amortization		77,366	149,958	112,356
Commodity derivatives expense (income)		22,826	(83,076)	(21,821)
Gain on debt extinguishment		(94,991)	—	—
Write-down of oil and natural gas properties		256,000	146,200	1,327,000
Other expenses		1,544	—	9,599
Total expenses		475,157	479,856	1,663,719
Loss before income taxes		(280,313)	(172,207)	(1,394,102)
Income tax provision (benefit)				
Current income taxes		(5)	1,575	(9,418)
Deferred income taxes		(95,115)	(66,036)	(499,607)
Net loss	$	(185,193) $	(107,746) $	(885,077)
Net loss per common share				
Basic	$	(0.53) $	(0.31) $	(2.56)
Diluted	$	(0.53) $	(0.31) $	(2.56)
Dividends declared per common share	$	— $	0.0625 $	—
Weighted average common shares outstanding				
Basic		347,235	350,688	345,876
Diluted		347,235	350,688	345,876

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net loss (GAAP measure) to adjusted net income (loss) (non-GAAP measure)[1]:

| | | Three Months Ended | |
| | | March 31, | Dec. 31, |
In thousands	2016	2015	2015
Net loss (GAAP measure)	$ (185,193)	$ (107,746)	$ (885,077)
Noncash fair value adjustments on commodity derivatives	95,053	65,389	56,585
Interest income and other income – noncash fair value adjustment – contingent liability	—	—	(1,250)
General and administrative expenses – severance	9,315	—	—
Interest expense – write-off of debt issuance costs	1,044	—	—
Gain on debt extinguishment	(94,991)	—	—
Write-down of oil and natural gas properties	256,000	146,200	1,327,000
Other expenses – loss on sublease	1,107	—	—
Other expenses – impairment of assets	—	—	8,705
Estimated income taxes on above adjustments to net loss and other discrete tax items	(91,432)	(80,404)	(508,542)
Adjusted net income (loss) (non-GAAP measure)	$ (9,097)	$ 23,439	$ (2,579)

(1) See "Non-GAAP Measures" at the end of this report.

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure)[1]:

| | | Three Months Ended | |
| | | March 31, | Dec. 31, |
In thousands	2016	2015	2015
Net loss (GAAP measure)	$ (185,193)	$ (107,746)	$ (885,077)
Adjustments to reconcile to adjusted cash flows from operations			
Depletion, depreciation, and amortization	77,366	149,958	112,356
Deferred income taxes	(95,115)	(66,036)	(499,607)
Stock-based compensation	859	7,849	7,967
Noncash fair value adjustments on commodity derivatives	95,053	65,389	56,585
Gain on debt extinguishment	(94,991)	—	—
Write-down of oil and natural gas properties	256,000	146,200	1,327,000
Other	2,890	(138)	10,111
Adjusted cash flows from operations (non-GAAP measure)[2]	56,869	195,476	129,335
Net change in assets and liabilities relating to operations	(54,840)	(57,712)	35,572
Cash flows from operations (GAAP measure)	$ 2,029	$ 137,764	$ 164,907

(1) See "Non-GAAP Measures" at the end of this report.
(2) Excluding severance-related payments, adjusted cash flows from operations would have totaled approximately $66 million during the three months ended March 31, 2016.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)[1]:

| | | Three Months Ended | | | | |
| | | March 31, | | | | Dec. 31, |
In thousands		2016		2015		2015
Receipt on settlements of commodity derivatives	$	72,227	$	148,465	$	78,406
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)		(95,053)		(65,389)		(56,585)
Commodity derivatives income (expense) (GAAP measure)	$	(22,826)	$	83,076	$	21,821

(1)   See "Non-GAAP Measures" at the end of this report.

OPERATING HIGHLIGHTS (UNAUDITED)

| | | Three Months Ended | | | | |
| | | March 31, | | | | Dec. 31, |
		2016		2015		2015
Production (daily – net of royalties)						
Oil (barrels)		66,139		70,564		68,398
Gas (mcf)		19,270		22,752		21,623
BOE (6:1)		69,351		74,356		72,002
Unit sales price (excluding derivative settlements)						
Oil (per barrel)	$	30.71	$	46.02	$	40.41
Gas (per mcf)		1.70		2.54		2.00
BOE (6:1)		29.76		44.45		38.99
Unit sales price (including derivative settlements)						
Oil (per barrel)	$	42.71	$	69.28	$	52.67
Gas (per mcf)		1.70		2.91		2.64
BOE (6:1)		41.20		66.64		50.83
NYMEX differentials						
Gulf Coast region						
Oil (per barrel)	$	(1.95)	$	(0.29)	$	(0.87)
Gas (per mcf)		(0.26)		(0.24)		(0.07)
Rocky Mountain region						
Oil (per barrel)	$	(5.04)	$	(7.75)	$	(3.41)
Gas (per mcf)		(0.34)		(0.35)		(0.52)
Total company						
Oil (per barrel)	$	(3.02)	$	(2.81)	$	(1.74)
Gas (per mcf)		(0.29)		(0.28)		(0.23)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

| | Three Months Ended | | |
| | March 31, | | Dec. 31, |
Average Daily Volumes (BOE/d) (6:1)	2016	2015	2015
Tertiary oil production			
Gulf Coast region			
Mature properties [1]	9,666	10,801	10,403
Delhi	3,971	3,551	3,898
Hastings	5,068	4,694	5,082
Heidelberg	5,346	6,027	5,635
Oyster Bayou	5,494	5,861	5,831
Tinsley	7,899	8,928	7,522
Total Gulf Coast region	37,444	39,862	38,371
Rocky Mountain region			
Bell Creek	3,020	1,965	2,806
Total Rocky Mountain region	3,020	1,965	2,806
Total tertiary oil production	40,464	41,827	41,177
Non-tertiary oil and gas production			
Gulf Coast region			
Mississippi	978	1,761	1,800
Texas	6,148	6,490	6,470
Other	549	1,006	800
Total Gulf Coast region	7,675	9,257	9,070
Rocky Mountain region			
Cedar Creek Anticline	17,778	18,522	17,875
Other	3,434	4,750	3,880
Total Rocky Mountain region	21,212	23,272	21,755
Total non-tertiary production	28,887	32,529	30,825
Total production	69,351	74,356	72,002

(1) Total mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Lockhart Crossing, Mallalieu, Martinville, McComb and Soso fields.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

		Three Months Ended				
		March 31,			Dec. 31,	
		2016		2015		2015
Oil and natural gas revenues	$	29.76	$	44.45	$	38.99
Receipt on settlements of commodity derivatives		11.44		22.19		11.84
Lease operating expenses		(16.23)		(21.08)		(19.31)
Production and ad valorem taxes		(2.72)		(3.42)		(3.33)
Marketing expenses, net of third-party purchases, and plant operating expenses		(1.84)		(1.47)		(2.02)
Production netback		20.41		40.67		26.17
CO_2 sales, net of operating and exploration expenses		0.89		0.90		0.86
General and administrative expenses		(5.37)		(6.92)		(4.14)
Interest expense, net		(6.68)		(5.99)		(6.05)
Other		(0.24)		0.55		2.68
Changes in assets and liabilities relating to operations		(8.69)		(8.62)		5.37
Cash flows from operations		0.32		20.59		24.89
DD&A		(12.26)		(22.41)		(16.96)
Write-down of oil and natural gas properties		(40.56)		(21.85)		(200.33)
Deferred income taxes		15.07		9.87		75.42
Gain on debt extinguishment		15.05		—		—
Noncash fair value adjustments on commodity derivatives		(15.06)		(9.78)		(8.55)
Other noncash items		8.10		7.48		(8.08)
Net loss	$	(29.34)	$	(16.10)	$	(133.61)

CAPITAL EXPENDITURE SUMMARY (UNAUDITED) [1]

		Three Months Ended				
		March 31,			Dec. 31,	
In thousands		2016		2015		2015
Capital expenditures by project						
Tertiary oil fields	$	31,964	$	42,900	$	66,484
Non-tertiary fields		5,873		30,984		26,468
Capitalized internal costs [2]		14,473		18,412		16,088
Oil and natural gas capital expenditures		52,310		92,296		109,040
CO_2 pipelines		—		779		4,309
CO_2 sources [3]		—		9,852		5,957
Other		8		(238)		574
Capital expenditures, before acquisitions and capitalized interest		52,318		102,689		119,880
Acquisitions of oil and natural gas properties		224		261		3,010
Capital expenditures, before capitalized interest		52,542		102,950		122,890
Capitalized interest		5,780		8,409		6,918
Capital expenditures, total	$	58,322	$	111,359	$	129,808

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.
(3) Includes capital expenditures related to the Riley Ridge gas processing facility.

DENBURY RESOURCES INC.
SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED) [1]

In thousands		March 31, 2016		December 31, 2015
Cash and cash equivalents	$	8,252	$	2,812
Total assets		5,538,547		5,886,364
Borrowings under senior secured bank credit facility	$	310,000	$	175,000
Borrowings under senior subordinated notes (principal only)		2,699,995		2,852,250
Financing and capital leases		275,216		283,090
Total debt (principal only)	$	3,285,211	$	3,310,340
Total stockholders' equity	$	1,081,278	$	1,264,569

(1) Certain amounts as of December 31, 2015 have been reclassified to conform to the current year presentation. On the Company's Unaudited Condensed Consolidated Balance Sheets, (1) beginning "Other current assets," "Deferred tax liabilities, net," "Paid-in capital in excess of par" and "Accumulated deficit" have been adjusted for changes related to the timing of recognition of excess tax benefits and accounting for forfeitures associated with share-based payment transactions, (2) debt issuance costs associated with the Company's senior subordinated notes have been reclassified from "Other assets" to "Long-term debt, net of current portion" and (3) deferred tax assets have been reclassified from "Deferred tax assets, net" to "Deferred tax liabilities, net." Such reclassifications were made as a result of the adoption of new accounting pronouncements and had no impact on previously reported net income or cash flows.

| In thousands | | Three Months Ended March 31, | | |
		2016		2015
Cash provided by (used in)				
Operating activities	$	2,029	$	137,764
Investing activities		(66,954)		(192,578)
Financing activities		70,365		37,682
Cash dividends paid	$	387	$	22,068

NON-GAAP MEASURES

Adjusted net income (loss) is a non-GAAP measure provided as a supplement to present an alternative net income measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. The excluded items for the periods presented are those which reflect the write-down of oil and natural gas properties, noncash fair value adjustments on the Company's commodity derivative contracts, gain on debt extinguishment, severance payments, write-off of debt issuance costs, loss on sublease, noncash fair value adjustments regarding a contingent liability, and impairment of assets. Management believes that adjusted net income (loss) may be helpful to investors, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income (loss) should not be considered in isolation or as a substitute for net income reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Management believes that it is important to consider this additional measure, along with cash flows from operations, as it believes the non-GAAP measure can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and so forth, without regard to whether the earned or incurred item was collected or paid during that period.

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Unaudited Condensed Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.



News

DENBURY ANNOUNCES SENIOR
SUBORDINATED NOTES EXCHANGE AGREEMENTS

PLANO, TX – May 3, 2016 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that it has entered into privately negotiated exchange agreements with holders of approximately $839.4 million in aggregate principal amount of its outstanding senior subordinated notes (the "Old Notes") to exchange that principal amount of Old Notes for approximately $482.9 million in aggregate principal amount of the Company's new 9% Senior Secured Second Lien Notes due 2021 (the "New Notes") and approximately 33.6 million shares of the Company's common stock (the "Shares"). Pursuant to the exchange agreements, the Company will exchange the New Notes and Shares for approximately $123.4 million in aggregate principal amount of its outstanding 6⅜% Senior Subordinated Notes due 2021 (the "2021 Notes"), approximately $301.7 million in aggregate principal amount of its outstanding 5½% Senior Subordinated Notes due 2022 (the "2022 Notes") and approximately $414.3 million in aggregate principal amount of its 4⅝% Senior Subordinated Notes due 2023 (the "2023 Notes"), as reflected in the table below.

Amounts in millions [1]	Principal Amount Outstanding at December 31, 2015	First Quarter 2016 Note Repurchases [2]	Principal Amount Covered by Exchange Agreements	Pro Forma Principal Amount Outstanding
6⅜% Senior Subordinated Notes due 2021	$ 400.0	$ (4.0)	$ (123.4)	$ 272.6
5½% Senior Subordinated Notes due 2022	1,250.0	(42.3)	(301.7)	906.1
4⅝% Senior Subordinated Notes due 2023	1,200.0	(106.0)	(414.3)	679.7
9% Senior Secured Second Lien Notes due 2021	—	—	482.9	482.9
Total	$ **2,850.0**	$ **(152.3)**	$ **(356.5)**	$ **2,341.2**

(1) Some amounts do not sum due to rounding.
(2) As previously announced, the Company repurchased during the first quarter of 2016 a total of $152.3 million principal amount of Old Notes in open-market transactions, consisting of $4.0 million in aggregate principal amount of 2021 Notes, $42.3 million in aggregate principal amount of 2022 Notes, and $106.0 million in aggregate principal amount of 2023 Notes, for a total purchase price of $55.5 million, excluding accrued interest.

The New Notes will be senior in right of payment to Old Notes which remain outstanding and to any other current or future subordinated indebtedness of the Company. The New Notes will mature on May 15, 2021 and will bear interest at a rate of 9% per annum payable in cash. The New Notes will be fully and unconditionally guaranteed, jointly and severally, by subsidiaries of the Company representing substantially all of the Company's assets, operations and income and will be secured by second-priority liens on substantially all of the assets that secure the Company's senior secured bank credit facility. The Company expects that the exchanges will close on May 10, 2016, subject to customary closing conditions.

The Company has not registered, and does not currently intend to register, the New Notes or Shares under the U.S. Securities Act of 1933, as amended, or under any state securities laws, and the New Notes and Shares will be issued pursuant to an exemption therefrom. The New Notes and Shares may not be offered or sold within the United States or to or for the account or benefit of any U.S. person, absent registration or an applicable exemption from registration requirements.

This press release contains forward-looking statements that involve risks and uncertainties that are based on assumptions that management believes are reasonable based on currently available information. There is no assurance that these assumptions will prove to be correct. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

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DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383